FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2008

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[ X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 18, 2008	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statement on Form F-3 File No. 333-129943 filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.  Information contained in the attached document contains forward looking information.

FOR IMMEDIATE RELEASE	August 18, 2008

Forbes Medi-Tech Announces Sale of Pharmaceutical Assets
~Company Focuses on Building Its Revenue-Generating Nutraceutical Business~

VANCOUVER, BC – Forbes Medi-Tech Inc. (TSX:FMI; NASDAQ:FMTI) (“Forbes” or “Company”) announced today the sale of its pharmaceutical assets and business unit based in San Diego, California to Transition Therapeutics Inc. (NASDAQ:TTHI, TSX:TTH) (“Transition”). Terms of the sale include an upfront payment of US $1 million in cash paid at closing to Forbes along with potential future payments of up to US $6 million, in cash or Transition shares, based upon Transition reaching certain developmental and regulatory milestones as outlined in the agreement.

Forbes originally acquired these pharmaceutical assets in October 2006 as part of its acquisition of Therapei Pharmaceuticals Inc. (“Therapei”). In May 2008, the Company outlined restructuring plans to focus on its core nutraceutical business and discontinue pharmaceutical development activities.

“As highlighted in a recent news release, this initiative will reduce the company’s burn rate while allowing Forbes to clearly focus on further developing its nutraceutical business – through both organic growth and M&A initiatives within the functional food and dietary supplement markets,” said Charles Butt, President and CEO of Forbes Medi-Tech Inc.

Of the amounts received from this transaction, Forbes will pay 20 percent to the former Therapei shareholders, in cash and common shares of Forbes.

About Forbes Medi-Tech Forbes Medi-Tech Inc. (TSX:FMI; NASDAQ:FMTI) is a life sciences company focused on evidence-based nutritional solutions. A leader in nutraceutical technology, Forbes is a provider of value-added products and cholesterol-lowering ingredients for use in functional foods and dietary supplements. Forbes successfully developed and commercialized its Reducol™ plant sterol blend, which has undergone clinical trials in various matrices and has been shown to lower “LDL” cholesterol levels safely and naturally. Building upon established partnerships with leading retailers and manufacturers across the globe, Forbes helps its customers to develop private label and branded products. For more information about Forbes Medi-Tech, please visit www.forbesmedi.com.

This News Release contains forward-looking statements and forward-looking information, within the meaning of applicable securities laws (collectively, “forward-looking statements”), regarding the Company’s sale of its pharmaceutical assets, the potential receipt of future consideration from the sale, and the development of the Company’s nutraceutical business. Forward-looking statements can be identified by forward-looking terminology such as “potential”, “up to”, “building upon”, “helps”, “further developing”, “will”, and similar expressions or variations thereon. Forward-looking statements are inherently uncertain, and actual results may differ materially from the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, uncertainty whether any future payments will be received by the Company as a result of the sale to Transition; uncertainty as to the Company’s future organic growth or whether any M&A transactions will be achieved; the Company’s need for additional future capital, which is not assured; the Company’s dependence on a few existing, and its need for additional, customers; risks inherent in new product development; competition;   intellectual property, product liability and insurance risks; manufacturing risks and the Company’s dependency on a single manufacturer for its supplies of Reducol™; exchange rate fluctuations; and changes in the Company’s business strategy or plans. For a further discussion of these and other known risks and uncertainties affecting the Company and its business, please see our latest Annual Information Form / Form 20-F, and other documents filed by us with Canadian and U.S. securities regulatory authorities at www.sedar.com and www.sec.gov. Forward-looking statements are based on the beliefs, assumptions, and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation, except as required by law, to update its forward-looking statements if those beliefs, assumptions, or expectations or other circumstances should change.

Reducol™ is a trademark of Forbes Medi-Tech Inc.

Contact:

Jodi Regts

Director, Investor Relations and Communications

Phone: (604) 681-8976

E-mail: jregts@forbesmedi.com

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